Aspen Group, Inc.

276 Fifth Avenue, Suite 505

New York, New York 10001

January 12, 2021

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:

Aspen Group, Inc.

Registration Statement on Form S-3

File No. 333-251459

Ladies and Gentlemen:

Aspen Group, Inc. (the “Company”) hereby withdraws its acceleration request letter filed as correspondence via EDGAR on January 6, 2021, which requested that the effective date of the above-referenced Registration Statement be accelerated so that it would become effective at 9:00 a.m. on January 15, 2021, or as soon thereafter as may be practicable. By virtue of this withdrawal, the Company is no longer requesting that the Registration Statement be declared effective at such date and time.

If you have any questions regarding this request, please contact Michael Harris, our legal counsel at (561) 644-2222.

Very truly yours,

/s/ Michael Mathews
Michael Mathews
Chief Executive Officer

cc:

Michael D. Harris, Esq.

Constantine Christakis, Esq.